Exhibit 12.1

EMC CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002
Computation of Earnings:
Pre-tax income (loss)	$1,390,018	$1,652,243	$1,185,030	$571,023	$(296,487)
Fixed charges	109,093	76,776	74,155	70,786	81,815

Total earnings	$1,499,111	$1,729,019	$1,259,185	$641,809	$(214,672)

Computation of Fixed Charges:
Interest expense	$34,123	$7,988	$7,516	$3,030	$11,415
Estimate of interest within rental expense	74,970	68,788	66,639	67,756	70,400

Total fixed charges	$109,093	$76,776	$74,155	$70,786	$81,815

Ratio of Earnings to Fixed Charges	13.74x	22.52x	16.98x	9.07x	(1)

(1)	For the year ended December 31, 2002, we had an earnings-to-fixed charges coverage deficiency of approximately $296.5 million.